Exhibit 99.1

Yalla Group Limited Announces New US$150 Million Share Repurchase Program

DUBAI, UAE, March 9, 2026 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$150 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing one Class A ordinary share, and/or (ii) Class A ordinary shares over the next 24 months starting from March 9, 2026.

“We are pleased to initiate this new share repurchase program, which underscores our confidence in the long-term growth and underlying strength of our business,” said Mr. Tao Yang, Founder, Chairman, and CEO of Yalla. “Our strong balance sheet and healthy cash flow enable us to implement this program while simultaneously pursuing strategic growth initiatives. We remain disciplined in our capital allocation and committed to enhancing long-term value for our shareholders.”

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. Yalla intends to fund the repurchases utilizing its available cash reserves.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited